06006529

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Utendahl Capital Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 21st Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart R. Henderson — 212.612.9193
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O. Utendahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Partners, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chairman & CEO, Utendahl Capital Partners, L.P.

Title

Notary Public

BRIAN PERLIS
Notary Public, State of New York
No. 01PE6112380
Qualified in Queens County
Commission Expires January 6, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying statement of financial condition of Utendahl Capital Partners, L.P. as of December 31, 2005. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
April 21, 2006

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 446,063
Underwriting and other fees receivable	773,333
Due from clearing brokers	1,315,928
Due from affiliates, net	767,111
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $577,631	1,288,294
Other Assets	189,726
Total Assets	$ 4,780,455
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accrued expenses and other liabilities	$ 2,428,039
Total Liabilities	2,428,039
Commitments and Contingencies	
Partners' capital	2,352,416
Total Partners' Capital	
Total Liabilities and Partners' Capital	$ 4,780,455

The accompanying notes are an integral part of these financial statements.

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Organization and Business:

Utendahl Capital Partners, L.P. ("UCPLP" or the "Partnership"), a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC")and is a member of the National Association of Securities dealers, Inc. (the "NASD").

UCPLP generates its revenue principally by providing securities trading and brokerage services to institutional investors. It maintains one office in New York City.

UCPLP is a non-clearing broker-dealer and is exempt from the provision of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

The General Partner of UCPLP is Utendahl Partners, LP ("UP")

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Principal transactions, including commission and related expenses, are recorded on a trade-date basis. Underwriting and related fees are recorded at the time the underwriting is completed.

Depreciation and Amortization:

Furniture and Equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision for federal and state income taxes has been made since the Partnership is not subject to them. The Partnership's income or loss is reportable by its Partners on their individual tax returns.

Note 3 - Due from Clearing Broker:

The clearing broker and depository operations for the Partnership's securities transactions are provided by several brokers, all of which are members of major securities exchanges. At December 31, 2005, the receivable from clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2005, there were no significant unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 4 - Related Party Transactions:

Periodically, the Partnership enters into transactions with affiliates of its General and Limited Partners. The Partnership also funds certain operating costs on behalf of these affiliates.

The Partnership's due from affiliates consist principally of amounts due from Utendahl Capital Management, L.P. less an allowance of $5,471,579:

Underwriting and other fees receivable consists of amounts due from entities one of whose general partners is the general partner of UP as follows:

Praesidian Capital Management, L.L.C.	$241,666
Urban America, LLC	531,667
	$773,333

Note 5 - Commitments and Contingencies:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual payments are as follows:

Year ended December 31, 2006	$ 664,785
Year ended December 31, 2007	667,906
Year ended December 31, 2008	671,090
Year ended December 31, 2009	699,337
Thereafter	410,170
	$3,113,288

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis.

Included in other assets at December 31, 2005 are certificates of deposit of $119,914 which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

The Partnership maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6 - Net Capital Requirements:

The Partnership is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2005, the Partnership had a net capital deficiency of $666,048. Its net capital deficiency exceeded its requirement by $827,917. Additionally, the Partnership was in violation of its requirement to maintain a ratio of aggregate indebtedness to net capital of 15:1 or less.

The Partnership is exempt from the provisions of Rule 15c3-3 of the SEC since the Partnership's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.